LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
 www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2009	mlevy@luselaw.com

April 7, 2010

Via EDGAR Submission

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Comtex News Network, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed on March 16, 2010
File No. 0-10541

Amendment No. 1 to Schedule 13E-3
Filed on March 16, 2010
File No. 5-34168

Dear Mr. Hindin:

    On behalf of Comtex News Network, Inc. (the “Company”), we are providing a response to the Staff's letter, dated March 31, 2010.  The Company’s response is set forth below and is keyed to the numbered comment set forth in the Staff’s comment letter.

Revised Proxy Statement

Fairness of the Reverse Stock Split, page 25

1.       We note your response to prior comment 11.  Note that if the board has based its fairness determination on the analysis of factors undertaken by the Special Transaction Committee, the board must expressly adopt this analysis and discussion as its own in order to satisfy the disclosure obligation of Item 1014(b) of Regulation M-A.  Please refer to Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719.  In this respect, please disclose in this section whether the board of directors expressly adopted the Special Transaction Committee’s discussion and analyses of the factors disclosed under the heading “Factors Considered in Determining Fairness” found on pages 25 through 28.  Note however, that to the extent the board did not adopt the Special Transaction Committee’s discussion and analyses, the board must discuss, per prior comment 11, each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Mr. Perry Hindin
Special Counsel
U.S. Securities and Exchange Commission
April 7, 2010

    Please refer to the section captioned “Special Factors—Fairness of the Reverse Stock Split—Approval of Directors,” which has been revised in response to this comment.

*  *  *  *

    The Company duly acknowledges:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    We trust the foregoing is responsive to the Staff’s comments.  We request that any questions with regard to the foregoing should be directed to the undersigned at 202-274-2009 or Adam P. Wheeler at 202-274-2013.

Very truly yours,

/s/ Marc Levy

Marc Levy